Exhibit 3.1

MEMO DIRECTING CHANGE IN THE TERMS OF THE MITESCO, INC. SERIES F PREFFERED STOCK

Mitesco, Inc, (“the Company”) has issued and outstanding 22,221 shares of Series F Preferred Shares as of March 31, 2024. The holders of approximately 54.90% of the Series F Preferred shares, having met in person on May 8, 2024, have granted consent to the following modification to the terms of the Series F Preferred:

Effective May 15, 2024 all dividends, and any obligation to pay dividends shall cease. Any dividends accrued until May 15, 2024 shall be issued as noted in the original certificate of designation, a copy of which can be found in these filings with the SEC:

Original filings in Delaware:

https://www.sec.gov/ix?doc=/Archives/edgar/data/802257/000118518523000367/mitesco20230417_8k.htm
Same detail as noted when the Company redomiciled to Nevada:

https://www.sec.gov/ix?doc=/Archives/edgar/data/802257/000118518523001074/mitesco20231016_8k.htm

The original dividend policy can be found here:

4.         Dividends. Holders of shares of the Series F Preferred Stock are entitled to receive, on each Dividend Payment Date, whether or not declared, set aside for payment or otherwise authorized by the Board of Directors, payment-in-kind dividends payable to the holder(s) of Series F Preferred Stock only in additional shares of Series F Preferred Stock (“PIK Dividends”) at the quarterly rate of three-hundredths (3/100th) of one share per outstanding Series F Share (equivalent to one-quarter (1/4) of 12% per annum per Series F Share) (the “Quarterly Dividend Rate”). Such PIK Dividends: (i) shall accrue on the outstanding Series F Preferred Shares commencing on the Original Issue Date to the first Dividend Payment Date thereafter (the “Initial Dividend Payment Date”) and, thereafter, on each Dividend Payment Date that Series F Shares are outstanding to the next following Dividend Payment Date, and (ii) shall be payable to the holders of record of outstanding Series F Shares as they appear on the relevant Dividend Record Date(s); provided that (x) PIK Dividends accrued and payable on the Initial Dividend Payment Date shall be prorated by multiplying the Quarterly Dividend Rate by a fraction, the numerator of which is the number of days from the Original Issue Date to the Initial Dividend Payment Date and the denominator of which is ninety (90), and (y) PIK Dividends accrued and payable on any day that is not a Dividend Payment Date (by reason of Conversion, repurchase or distribution of assets upon liquidation, dissolution or winding up of the Corporation) shall be prorated by multiplying the Quarterly Dividend Rate by a fraction, the numerator of which is the number of days from the immediately preceding Dividend Payment to the date of Conversion, repurchase or distribution of assets (as the case may be). For the avoidance of doubt, all Series F Share issued or issuable as PIK Dividends paid or required to be paid on any Dividend Payment Date shall thereafter for all purposes hereunder constitute outstanding Series F Shares and shall thereupon (without limiting any of the other rights, powers, privileges and preferences of the Series F Preferred Stock) accrue PIK Dividends hereunder.

The provision allowing a change in the terms with the written consent of 50.1% of the shareholders is here:

15.         Amendment. This Certificate of Designations or any provision hereof may be modified or amended, or the provisions hereof waived with the written consent of the Corporation and the holders of at least 50.1%of the outstanding Series F Shares at the time of the waiver. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

As of March 31, 2024 there were 20,057 shares of Series F Preferred stock outstanding. The holders authorizing this change are here:

HOLDER	SERIES F SHARES HELD	PERCENT OF TOTAL
CAVALRY	6,363	29%
MERCER	3,202	14%
AJB	2,662	12%
	TOTAL	55%

Therefore, effective this 15th day of May, 2024 the above described change shall be made effective.

Signed by Holders:                                                                         Approved by the Board of Directors with a unanimous written consent:

Cavalry	Mack Leath, Chairman

Mercer	John Mitchell, Treasurer

AJB	Dr. Jordan Balencic